                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                                  Texoil, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  882906 20 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Paul E. McCollam
                   c/o Resource Investors Management Company
                             600 Travis, Suite 6875
                              Houston, Texas 77002
                                 (713) 229-8800

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 2 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Resource Investors Management Company Limited Partnership  06-1148341
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,540,301
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,540,301
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,540,301 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 3 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      RIMCO Associates, Inc.  06-1144208
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,540,301
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,540,301
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,540,301 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 4 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      RIMCO Partners, L.P.  06-1208375
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   4,045,142
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     4,045,142
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,045,142 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 5 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      RIMCO Partners, L.P. II  06-1264592
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,802,713
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,802,713
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,802,713 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 6 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      RIMCO Partners, L.P. III  06-1291935
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   1,133,407
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     1,133,407
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,133,407 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 7 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      RIMCO Partners, L.P. IV  06-1327489
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   2,550,039
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     2,550,039
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,550,039 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 8 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Roy V. Hood
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,540,301
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,540,301
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,540,301 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 882906 20 9                                         PAGE 9 OF 20 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Paul E. McCollam
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,540,301
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,540,301
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,540,301 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 882906 20 9                                        PAGE 10 OF 20 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Stephen F. Oakes
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,540,301
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,540,301
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,540,301 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 882906 20 9                                        PAGE 11 OF 20 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      David R. Whitney
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,540,301
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,540,301
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,540,301 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 882906 20 9                                        PAGE 12 OF 20 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      John B. Parsons
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                            [ ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION



      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   10,540,301
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     10,540,301
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,540,301 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

                                                                            [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                                                            Page 13 of 20 Pages

         This Amendment No. 3 on Schedule 13D/A ("Amendment No. 3") to the Statement on Schedule 13D (as amended by Amendment Nos. 1 and 2 on Schedule 13D/A) ("Schedule 13D") is filed on behalf of each of RIMCO Partners, L.P., RIMCO Partners, L.P. II, RIMCO Partners, L.P. III, RIMCO Partners, L.P. IV, Resource Investors Management Company Limited Partnership, RIMCO Associates, Inc., Roy V. Hood, Paul E. McCollam, Stephen F. Oakes, David R. Whitney and John B. Parsons (the "Reporting Persons").

         This Amendment No. 3 is filed to reflect the closing of certain transactions previously reported in Amendment No. 2 to the Schedule 13D, including the exchange of 10% Senior Secured Exchangeable General Obligation Notes for 4,826,017 shares of common stock of the Company, par value $.01 per share (the "Common Stock"), the termination of the Senior Secured Exchangeable General Obligation Notes and the acquisition of $10,000,000 aggregate principal amount 7.875% Convertible Subordinated General Obligation Notes of Texoil, Inc. (the "Company"). The Convertible Notes (as defined below) are convertible for Common Stock as described below. See the summary in Item 3 below for the number of shares of Common Stock deemed to be beneficially owned by the Reporting Persons upon full conversion of the Convertible Notes.

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D.

Item 1.   Security and Issuer: No change to this Item.

Item 2.   Identity and Background: No change to this Item.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby deleted in its entirety and replaced with the following:

         RIMCO I, RIMCO II, RIMCO III and RIMCO IV (the "Limited Partnerships") entered into a Note Purchase Agreement between the Company and the Limited Partnerships on December 31, 1997 (the "Note Purchase Agreement"), to acquire $10,000,000 of 7.875% Convertible Subordinated General Obligation Notes (the "Convertible Notes"). The Convertible Notes have been fully funded and, pursuant to the Note Purchase Agreement, each of the Limited Partnerships has the right to convert the outstanding principal balance of its Convertible Notes at a conversion rate of $1.75 per share, subject to adjustment, for shares of Common Stock of the Company.

         On December 31, 1997, the Company entered into an Agreement and Plan of Merger with Cliffwood Oil & Gas Corp., a Texas corporation ("Cliffwood"), whereby a newly formed subsidiary of the Company merged into Cliffwood with Cliffwood as the surviving entity (the "Merger"). As consideration for the Merger, the stockholders of Cliffwood received 6.74 shares of Common Stock for each share of outstanding Cliffwood Class A and Class B common stock. In connection with the Merger, and pursuant to the Amended and Restated Stock Ownership and Registration Rights Agreement dated as of December 31, 1997, between the Company and the Limited Partnerships, $4,500,000 of fully funded Senior Secured Exchangeable General Obligation Notes held by the Limited Partnerships were exchanged for 4,826,017 shares (4,750,000 shares representing principal and 76,017 shares representing accrued and unpaid interest) of Common Stock (the "Exchange"), and the $5,000,000 in aggregate of Senior Secured General Obligation Notes of the Company held by the Limited Partnerships was paid in full.

         Pursuant to the Note Purchase Agreement and the Exchange, assuming the conversion of the Convertible Notes at a conversion price of $1.75 per share (subject to anti-dilution adjustment), the Limited Partnerships have received, or have the right to receive, the number of shares of Common Stock set forth below:

                                                            Page 14 of 20 Pages




                                    Convertible Note             Shares Received in           Total Shares Received
          Purchaser                  Purchase Amount                the Exchange                or to be Received
----------------------------- ----------------------------- ----------------------------- -----------------------
        RIMCO I                     $    4,730,000                    1,351,285                     4,054,142
        RIMCO II                         2,540,000                    1,351,285                     2,802,713
        RIMCO III                          970,000                      579,122                     1,133,407
        RIMCO IV                         1,760,000                    1,544,325                     2,550,039
                                    --------------                    ---------                     ---------
          Total                     $   10,000,000                    4,826,017                    10,540,301

          The funds for the purchase of the Convertible Notes were provided for out of working capital of the Limited Partnerships.

Item 4.   Purpose of Transaction:

Item 4 is hereby deleted in its entirety and replaced with the following:

          The shares of Common Stock the Limited Partnerships received in the Exchange were acquired for general investment purposes. The Convertible Notes were acquired for purposes of investment for the accounts of the respective Limited Partnerships and have been fully funded. The outstanding principal amounts of the Convertible Notes are convertible at any time prior to the close of business on December 31, 1999. Based on an ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other investment opportunities available to the Reporting Persons, offers to purchase shares of Common Stock, general economic conditions and other future developments, the Reporting Persons may decide to convert the Convertible Notes, or sell or seek the sale of all or part of the Convertible Notes or the beneficial holdings of the Common Stock held by the respective Limited Partnerships. In connection with the purchase of the Convertible Notes, the Limited Partnerships were given the right to designate one person to be a member of the Company's Board of Directors.

          In accordance with the Note Purchase Agreement, the proceeds of the Convertible Notes will be used to retire $6,050,000 of historical indebtedness of the Company and Cliffwood. The remainder of the proceeds will be applied for general working capital purposes. The Convertible Notes mature on December 31, 1999, unless the Limited Partnerships elect to extend the maturity date in accordance with the Note Purchase Agreement.

          Under the terms of the Note Purchase Agreement, indebtedness outstanding under the Convertible Notes is convertible, in whole or in part, for Common Stock of the Company at $1.75 per share, subject to anti-dilution adjustments. The Company can require the Limited Partnerships to convert the Convertible Notes if the average trading price of the Common Stock for any consecutive 20-day trading period is 130% of the conversion price. On December 31, 1999, the Limited Partnerships must convert the Convertible Notes into Common Stock of the Company if Cash Availability (as defined in the Note Purchase Agreement) is less than the sum of the outstanding principal and interest due on the Convertible Notes. The conversion price at such time will depend on the 20-day average price of the Common Stock on such date. The Convertible Notes are subordinate to certain Cliffwood indebtedness.

          Other than as described in this Item 4, as of the date hereof, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions listed in subparagraphs (a) - (j) of the instructions to Item 4 of Schedule 13D with respect to the Company as the issuer.

                                                            Page 15 of 20 Pages

Item 5. Interest in Securities of the Issuer:

Item 5 is hereby deleted in its entirety and replaced with the following:

        (a) - (b)


                             Number of
                              Shares            Shared             Shared            Sole          Sole
                           Beneficially         Voting           Investment         Voting      Investment
         Name                 Owned *           Power*             Power*          Power *        Power*        Percent*
----------------------  ------------------ -----------------  -----------------    -------    ---------------   --------
Associates                10,540,301         10,540,301         10,540,301            0              0            25.0
RIMCO                     10,540,301         10,540,301         10,540,301            0              0            25.0
RIMCO I                    4,054,142          4,054,142          4,054,142            0              0            10.3
RIMCO II                   2,802,713          2,802,713          2,802,713            0              0             7.4
RIMCO III                  1,133,407          1,133,407          1,133,408            0              0             3.1
RIMCO IV                   2,550,039          2,550,039          2,550,039            0              0             6.8
Roy V. Hood               10,540,301         10,540,301         10,540,301            0              0            25.0
Paul E. McCollam          10,540,301         10,540,301         10,540,301            0              0            25.0
David R. Whitney          10,540,301         10,540,301         10,540,301            0              0            25.0
John B. Parsons           10,540,301         10,540,301         10,540,301            0              0            25.0
Stephen F. Oakes          10,540,301         10,540,301         10,540,301            0              0            25.0

---------------
* Assumes the conversion of the Convertible Notes for shares of Common Stock at a conversion price of $1.75 per share.

          (c) No transactions by any of the reporting persons other than those transactions identified in Item 3 have taken place since the most recent filing on Schedule 13D.

          (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          RIMCO is the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. RIMCO has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV, each of which is a Delaware limited partnership engaged in the business of making investments in the energy sector of the natural resource industry.

          Associates is the managing general partner of RIMCO and the managing general partner of RIMCO I, RIMCO II, RIMCO III and RIMCO IV. Associates has a 55% interest (on a profit basis) in RIMCO, which, as indicated above, has a 1.00% interest (on a profit basis) in the portfolio securities held by RIMCO I, RIMCO II, RIMCO III and RIMCO IV. RIMCO I is the record owner of 1,351,285 shares of Common Stock acquired in the Exchange and the record owner of Convertible Notes convertible for 2,702,857 shares of Common Stock, which is a total of 10.4% of the outstanding Common Stock of the Company. RIMCO II is the record owner of 1,351,285 shares of Common Stock acquired in the Exchange and the record owner of Convertible Notes convertible for 1,451,428 shares of Common Stock, which is a total of 7.4% of the outstanding Common Stock of the Company. RIMCO III is the record owner of 579,122 shares of Common Stock acquired in the Exchange and the record owner of Convertible Notes convertible into 554,285 shares of Common Stock, which is a total of 3.1% of the outstanding Common Stock of the Company. RIMCO IV is the record owner of 1,544,325 shares of Common Stock acquired in the Exchange and the record owner

                                                            Page 16 of 20 Pages

of Convertible Notes convertible into 1,005,714 shares of Common Stock, which is a total of 6.8% of the outstanding Common Stock of the Company.

          Roy V. Hood, Paul E. McCollam, David R. Whitney and Stephen F. Oakes are managing directors of RIMCO. Mr. Hood is a shareholder and President and a director of Associates. Mr. McCollam is a shareholder and Vice President, Secretary and Treasurer and a director of Associates. Mr. Whitney is shareholder and a Vice President and a director of Associates. Mr. Parsons is a shareholder and a director of Associates.

          Under a Stock Ownership and Registration Rights Agreement dated as of September 6, 1996, as amended and restated as of December 31, 1997, the Company has granted the Limited Partnerships certain demand and "piggy back" registration rights to register under the Securities Act of 1933 any offer of Common Stock held by the Limited Partnerships, as well as securities (if any) issued with respect thereto, including the shares of Common Stock issuable upon conversion of the Convertible Notes. The Stock Ownership and Registration Rights Agreement provides for indemnification of the Limited Partnerships by the Company and indemnification of the Company by the Limited Partnerships under certain circumstances related to such registration rights.

          The conversion price and number of shares of Common Stock issuable upon conversion of the Convertible Notes are subject to adjustment upon certain events such as a reverse stock split or reclassification, merger or liquidation of the Company or issuances of Common Stock at a price less than the conversion price.

Item 7.  Material to be Filed as Exhibits

         A.     Agreement for Joint Filing on Behalf of Each Reporting Person.

         B. Form of 7.857% Convertible Subordinated General Obligation Note (filed as Exhibit 5.2 to the Current Report on Form 8-K of Texoil, Inc. dated December 31, 1997 and incorporated herein by reference).

         C. Note Purchase Agreement (filed as Exhibit 5.1 to the Current Report on Form 8-K of Texoil, Inc. dated December 31, 1997 and incorporated herein by reference).

         D. Amended and Restated Stock Ownership and Registration Rights Agreement (filed as Exhibit 5.5 to the Current Report on Form 8-K of Texoil, Inc. dated December 31, 1997 and incorporated herein by reference).

         E. Powers of Attorney (filed as Exhibit E to the Schedule 13D filed September 19, 1996, and incorporated herein by reference).

                                                            Page 17 of 20 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of each of the following reporting persons, each reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: January 16, 1998

Signature:                       Resource Investors Management Company Limited
                                 Partnership
                                 By:   RIMCO Associates, Inc.,
                                          Its General Partner


                                 By:    /s/  Roy V. Hood
                                        ---------------------------------------
                                        Name:  Roy V. Hood
                                        Title: President

Date: January 16, 1998

Signature:                       RIMCO Associates, Inc.


                                 By:    /s/  Roy V. Hood
                                        ---------------------------------------
                                        Name:  Roy V. Hood
                                        Title: President

Date: January 16, 1998

Signature:                       RIMCO Partners, L.P.
                                 By:  Resource Investors Management Company
                                      Limited Partnership,
                                        Its General Partner
                                        By:  RIMCO Associates, Inc.,
                                             Its General Partner


                                 By:    /s/  Roy V. Hood
                                        ---------------------------------------
                                        Name:  Roy V. Hood
                                        Title: President

Date: January 16, 1998

Signature:                       RIMCO Partners, L.P. II
                                 By:  Resource Investors Management Company
                                      Limited Partnership,
                                        Its General Partner
                                        By:  RIMCO Associates, Inc.,
                                             Its General Partner


                                 By:    /s/  Roy V. Hood
                                        ---------------------------------------
                                        Name:  Roy V. Hood
                                        Title: President

                                                            Page 18 of 20 Pages

Date: January 16, 1998

Signature:                       RIMCO Partners, L.P. III
                                 By:  Resource Investors Management Company
                                      Limited Partnership,
                                            Its General Partner
                                        By: RIMCO Associates, Inc.,
                                            Its General Partner


                                 By:    /s/  Roy V. Hood
                                        ---------------------------------------
                                        Name:  Roy V. Hood
                                        Title: President

Date: January 16, 1998

Signature:                       RIMCO Partners, L.P. IV
                                 By:  Resource Investors Management Company
                                      Limited Partnership,
                                            Its General Partner
                                        By: RIMCO Associates, Inc.,
                                            Its General Partner


                                 By:    /s/  Roy V. Hood
                                        ---------------------------------------
                                        Name:  Roy V. Hood
                                        Title: President

Date: January 16, 1998

Signature:                       /s/  Roy V. Hood
                                 ----------------------------------------------
                                        Roy V. Hood

Date: January 16, 1998

Signature:                       Paul E. McCollam *
                                 ----------------------------------------------
                                        Paul E. McCollam

Date: January 16, 1998

Signature:                       David R. Whitney *
                                 ----------------------------------------------
                                        David R. Whitney

Date: January 16, 1998

Signature:                       Stephen F. Oakes *
                                 ----------------------------------------------
                                        Stephen F. Oakes

Date: January 16, 1998

Signature:                       John B. Parsons *
                                 ----------------------------------------------
                                        John B. Parsons
By:    * /s/ Roy V. Hood
    --------------------------
        Attorney-in-Fact

                                 EXHIBIT INDEX

Item 7.  Material to be Filed as Exhibits

         A.     Agreement for Joint Filing on Behalf of Each Reporting Person.

         B.     Form of 7.857% Convertible Subordinated General Obligation Note
                (filed as Exhibit 5.2 to the Current Report on Form 8-K of
                Texoil, Inc. dated December 31, 1997 and incorporated herein by reference).

         C.     Note Purchase Agreement (filed as Exhibit 5.1 to the Current
                Report on Form 8-K of Texoil, Inc. dated December 31, 1997 and incorporated herein by reference).

         D.     Amended and Restated Stock Ownership and Registration Rights
                Agreement (filed as Exhibit 5.5 to the Current Report on Form
                8-K of Texoil, Inc. dated December 31, 1997 and incorporated herein by reference).

         E. Powers of Attorney (filed as Exhibit E to the Schedule 13D filed September 19, 1996, and incorporated herein by reference).